Exhibit 10.33

Renaud Laplanche
Chief Executive Officer
Ph/Fax: 1-650-482-5231
rlaplanche@lendingdub.com

May 12, 2010

Dear Scott:

On behalf of Lending Club Corporation (the “Company”), I am pleased to extend the following offer to join our team.

Job Description

Your position will be Chief Marketing Officer, reporting to the CEO. Your primary functions will include the following:

•	Work closely with the CEO and other members of the management team to provide strategic direction and lead the company towards continued success;

•	Develop marketing plan, as well as supporting strategies, tactics and resources necessary to achieve plan.

•	Manage the Website, customer service, and every customer touch point;

•	Provide strategic direction in the design, development, analysis and implementation of the company’s product. Define and deliver an industry-leading consumer experience.

•	Develop and lead the execution of marketing programs hands-on, including through SEO/SEM, affiliates, display ads, viral strategies, partnerships and other online acquisition strategies.

•	Establish business development strategies in accordance with the company’s goals and lead the execution of business development strategies.

•	Provide marketing skills and expertise to the company by building, developing and managing a marketing team capable of carrying out the necessary marketing strategies and tactics.

•	Develop messaging, design and implement the company’s PR strategy by managing the agency relationship and represent the company at public speaking engagements, trade shows and with the media.

•	Track results with a quantifiable, measurable, ROI focus on metrics.

•	Oversee the staff and operating budgets for the marketing department.

•	Present marketing plans and activities to the Board of Directors.

Cash Compensation and Sales Commission

Your base compensation will be a gross annual salary of $275,000. In addition, you will be eligible for a $75,000 annual bonus based on agreed-upon, reasonable objectives. Your base salary will be paid semi-monthly. Your bonus will be paid quarterly.

Equity Participation

You will be eligible to receive stock options under the Company’s 2007 Stock Incentive Plan and will receive within 3 months of your signing of this offer a number of options representing as of the grant date 1.2% of the Company’s fully diluted capital. The terms of the options will be set forth in an option agreement that will be entered into between you and the Company. The options will vest over 4 years, 25% of the total grant on the first anniversary of your date of hire, and the remainder, ratably, quarterly for the subsequent 3 years. We will periodically consider additional option grants based Company and individual performance.

LendingClub Corporation

370 Convention Way Redwood City, CA 94063

You will have the right to sell up to $150,000 worth of shares to a third party or to the Company each year, and the Company will have the obligation to buy these shares from you in case there is no third party buyer, subject to any right of first refusal from other Company shareholders. The selling price to a third-party buyer will be set by agreement between you and the buyer. The selling price to the Company, in case there is no third party buyer, shall be set based on the latest available Company valuation.

Termination Payments and Vesting.

(a) In the event the Company terminates your employment without cause or if you terminate your employment for good reason, the Company will pay you accrued but unused vacation and salary through the date of termination as well as (i) any Bonus earned of any period ending before the termination and (ii) a lump-sum payment equal to 3 months of the then current Base Salary and 6 months of COBRA coverage, subject to and conditioned upon your executing a valid general release and waiver waiving all claims you may have against the Company, its successors, assigns, affiliates, employees, officers and directors, and the Company representing that to the best of its knowledge it is unaware of any claims it may have against you.

(b) If your employment is terminated by (i) the Company for cause, (ii) voluntarily by you, or (iii) as a result of your death or disability, the Company shall pay you or your estate, as the case may be, within thirty (30) days following the date of termination any accrued but unused vacation, salary and earned bonus on a per day pro rata basis through the date of termination or the date of commencement of disability, as appropriate.

(c) In the event your employment is terminated without cause in relation to the sale or other disposition of all or substantially all of the Company’s assets or a change in ownership in a single transaction or series of related transactions of fifty percent (50%) or more of the Company’s stock, 50% of the options that remain unvested at the time of termination shall become fully vested on the date of such termination; provided, however, that this provision shall not apply in the event of any equity financings of the Company.

Benefits

The Company provides generous employee benefit plans, including medical and dental. The company will make a 100% contribution for your benefit plan, and will also pay more than 50% towards your family and dependents.

Vacation Policy

You will be entitled to paid vacation of two weeks the first year and three weeks thereafter.

Other Matters

You are expected to abide by the Company employee manual and guidelines. You will sign and comply with a Proprietary Information and Inventions Agreement, which prohibits unauthorized use or disclosure of the Company proprietary information.

You hereby represent that all information regarding your professional experience or education provided to the Company as part of the interview process, either orally or in writing, are correct. You understand that a breach of these representations would result in immediate termination of your employment with the Company, notwithstanding what is stated in the “Termination” section above. This letter constitutes the entire agreement between you and the Company. It supersedes any prior written or verbal agreements or representations between you and the Company.

LendingClub Corporation

Under federal law, you also will be required to verify your eligibility to work in the United States. On your first day of employment, you will be required to fill out the INS form I-9. Please bring with you documents that will establish your identity and employment eligibility. A list of acceptable documents is available at

We very much hope that you will accept our offer and look forward to having you on board.

Very truly yours,

/s/ Renaud Laplanche
Renaud Laplanche
CEO

Acceptance Acknowledgement: I accept the employment offer as described in this letter and wish my starting date to be May 24, 2010.

/s/ Scott Sanborn
Scott Sanborn

Date 5/12/10

LendingClub Corporation